Item 77M Deutsche CROCI(r) U.S. Fund (a series of Deutsche Investment Trust)


On December 9, 2016, Deutsche CROCI(r) U.S.
Fund (the "Fund") acquired all of the net assets of Deutsche Large Cap Value Fund pursuant to a plan of reorganization approved by the Board of Directors of Deutsche Large Cap Value Fund and the Board of Trustees of Deutsche CROCI(r) U.S.
Fund on September 27, 2016.